ICAP

07024623

12 June 2007

ICAP plc

2 Broadgate
London EC2M 7UR

Tel: +44 (0) 20 7000 5000
Fax: +44 (0) 20 7000 5975

www.icap.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

SEC MAIL PROCESSING
RECEIVED
JUN 18 2007
WASH. D.C.
186 SECTION

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

PROCESSED
JUN 26 2007
THOMSON
FINANCIAL

Jenny McAuley
Company Secretarial

Encs:

dw 6/20

Regulatory Announcement

Company	ICAP PLC
TIDM	IAP
Headline	Block Listing
Released	07:45 08-Jun-07
Number	0238Y

Date 8 June

Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 5,000,000 ordinary shares of 10p each in ICAP plc. These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the following schemes:

1998 Unapproved Share Option Plan	(2,000,000 ordinary shares)
2001 Unapproved Company Share Option Plan	(3,000,000 ordinary shares)

Participants in the above plans have or will become entitled to these shares following the exercise of share options. These shares will rank equally with the existing issued ordinary shares of the Company.

ENDS

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Treasury Stock
Released	15:00 31-May-07
Number	5447X

ICAP plc ("the Company")

Treasury Shares

The Company announces that on 30 May 2007 it transferred to participants in its 2005 Sharesave Scheme 2,996 ordinary shares at £2.24 and 450 ordinary shares to participants in its 2006 Sharesave Scheme at £3.88. These shares were previously held as treasury shares.
Following the above transactions, the Company holds 1,852,546 ordinary shares in Treasury, and has 646,988,119 ordinary shares in issue (excluding Treasury shares).

31 May 2007

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Company	ICAP PLC
TIDM	IAP
Headline	Holding(s) in Company
Released	17:00 29-May-07
Number	3762X

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   ICAP PLC

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (....)

3. **Full name of person(s) subject to the notification obligation:**
   MICHAEL ALAN SPENCER

4. **Full name of shareholder(s)** (if different from 3.) :
   INCAP FINANCE B.V (130,769,560 SHARES)

   HALIFAX EES TRUSTEES INTERNATIONAL LTD., AS TRUSTEE OF THE ICAP EMPLOYEE SHARE TRUST (4,922,562 SHARES)

   MICHAEL ALAN SPENCER (996,800 SHARES)

   GILTSPUR NOMINEES LIMITED (50,000 SHARES)

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**
   24 May 2007

6. **Date on which issuer notified:**
   29 MAY 2007

7. **Threshold(s) that is/are crossed or reached:**
   21%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
ORDINARY	135,386,784	135,386,784

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
ORDINARY	136,738,922	996,800	135,742,122	0.15%	20.98%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
136,738,922	21.14%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

INCAP FINANCE BV HOLDS 130,769,560 ORDINARY SHARES. THE ULTIMATE HOLDING COMPANY OF INCAP FINANCE BV IS IPGL LIMITED. THE INTERVENING HOLDING COMPANIES, EACH OF WHICH ARE WHOLLY-OWNED SUBSIDIARIES OF IPGL LIMITED, ARE: INCAP NETHERLANDS HOLDINGS B.V. AND INTERCAPITAL BROKERAGE SERVICES LIMITED. MICHAEL SPENCER IS A SUBSTANTIAL SHAREHOLDER IN AND CHAIRMAN OF THE BOARD OF DIRECTORS OF IPGL LIMITED. TOGETHER HE, HIS WIFE AND THE TRUSTEES OF TRUSTS FOR THE BENEFIT OF HIS CHILDREN HOLD A MAJORITY OF THE ISSUED SHARES IN IPGL LIMITED. IPGL LIMITED IS NOT INTERESTED IN THE REMAINING 5,969,362 ORDINARY SHARES REFERRED TO ABOVE, FURTHER DETAILS OF WHICH ARE PROVIDED IN SECTION 13 BELOW.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
IN ADDITION TO AN INDIRECT INTEREST, VIA IPGL LIMITED, IN SHARES HELD BY INCAP:
(a) MR SPENCER HOLDS 996,800 ORDINARY SHARES DIRECTLY;
(b) 50,000 ORDINARY SHARES ARE HELD BY GILTSPUR NOMINEES FOR THE ACCOUNT OF THE TRUSTEES OF A TRUST FOR MR SPENCER'S CHILDREN; AND
(c) MR SPENCER IS ENTITLED TO DIRECT THE EXERCISE OF VOTING RIGHTS ATTACHED TO 4,922,562 ORDINARY SHARES HELD BY HALIFAX EES TRUSTEES INTERNATIONAL LTD., THE TRUSTEE OF THE ICAP EMPLOYEE SHARE TRUST. THESE SHARES ARE THE SUBJECT OF BASIC AWARDS TO MR SPENCER UNDER ICAP'S BONUS SHARE MATCHING PLAN (BSMP), AND OF MATCHING AWARDS UNDER THE BSMP IN RESPECT OF WHICH THERE ARE NO UNSATISFIED PERFORMANCE OR CONTINUITY OF EMPLOYMENT CRITERIA.

14. Contact name:
DEBORAH ABREHART
GROUP COMPANY SECRETARY
ICAP PLC

15. Contact telephone number:
020 7000 5000

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Dividend record date
Released	09:11 25-May-07
Number	2336X

ICAP plc (the "Company")

Dividend record date

Subject to approval at the annual general meeting to be held on 18 July 2007, the final dividend will be paid on 24 August 2007 to shareholders on the register on 27 July 2007 (ex-dividend date being 25 July 2007).

Contact: Mike Sheard, Director of Corporate Affairs Tel + 44 20 7050 7103

ICAP plc

25 May 2007

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Company	ICAP PLC
TIDM	IAP
Headline	Final Results
Released	07:00 23-May-07
Number	0356X

RNS Number:0356X
ICAP PLC
23 May 2007

Preliminary Statement for the year ended 31 March 2007

London - 23 May 2007

ICAP plc (IAP.L), the world's premier interdealer broker, today announced its audited results for the year ended 31 March 2007.

Highlights:

	Year ended 31 March 2007 £m	Year ended 31 March 2006 £m
Revenue	1,106.3	919.2
Operating expenses(1)	874.5	736.4
Profit(2)	251.6	204.3
Profit before taxation - statutory	213.8	193.0
EPS (basic)	19.3 p	19.6 p
EPS (adjusted)	24.6 p	21.5 p
Total dividend per share	12.3 p	10.0 p

- Record revenues, profit and adjusted EPS following strong growth across the Group

- Overall revenue rose by 20% to £1,106.3m

- Electronic revenue increased by 103% to £199.1m helped by the acquisition of EBS

- On an underlying basis(3) revenue grew by 12% and operating profit(4) by 16%

- The Group's operating profit(4) margin rose to a record 22%

- The Group continues to invest in people and technology, particularly further upgrades to the Group's electronic broking platforms

- Strong free cash flow of £190.1m. Despite investing £290.2m in acquisitions ICAP has net cash of £19.5m

- The directors recommend a final dividend per ICAP share of 9.3p, which will be paid on 24 August 2007. The full year dividend will be 12.3 p, an increase of 23%

Michael Spencer, Group Chief Executive Officer, said "These record results show a very strong performance from ICAP; especially when factoring in the very sharp decline in the value of the US dollar in which we earn the majority of our revenues.

Last year's acquisition of EBS has proved an outstanding success. The combination of its electronic spot foreign exchange and ICAP's fixed income electronic broking businesses has created a global multi-product platform that we believe has enormous growth potential. The integration of the ICAP and EBS businesses is making very good progress and we are on track to deliver total technology and other related savings of at least $58m per annum by the financial year ending in March 2009.

As the more liquid, standardised products continue to migrate to our electronic platforms, our voice broking franchise in structured and complex products, energy, credit, equity derivatives and less liquid markets continues to enjoy high growth. We believe that our voice broking activities also have material room for expansion due to product innovation. This year's results amply demonstrate the success of our strategy of retaining market leadership in both voice and electronic broking.

Our markets continue to display strong, long-term structural growth. We currently estimate that the underlying annual growth rate of industry revenues, in the medium term, will be between 7% and 9%, though there are periods when volatility and volumes in our markets can be very high. While we have not experienced high levels of volatility at the beginning of this year, underlying revenues are ahead of last year."

(1) Excludes amortisation and impairment of intangibles arising on consolidation and exceptional items.

(2) Profit is defined as pre-taxation profit before amortisation and impairment of intangibles arising on consolidation and exceptional items.

(3) Adjusted to exclude the impact of foreign exchange and acquisitions.

(4) Operating profit excluding amortisation and impairment of intangibles arising on consolidation and exceptional items.

There will be a briefing for analysts and shareholders at 9:30 am BST on Wednesday 23 May 2007 at 2 Broadgate, London EC2M 7UR. An audiocast of the presentation made to analysts at 9:30am am BST on Wednesday 23 May 2007 will be available on the web site, www.icap.com at 2:00 pm BST on Wednesday 23 May 2007. It will remain on the web site for six months.

Contacts:

Michael Spencer	Group Chief Executive Officer	(+44) 20 7050 7400
Mike Sheard	Director of Corporate Affairs	(+44) 20 7050 7103
Neil Bennett	Maitland	(+44) 20 7379 5151

ICAP plc

Preliminary Statement for the year ended 31 March 2007

Review of Operations

After a very active and successful year, the Group reports a record profit of £251.6m before taxation, amortisation and impairment of intangibles arising on consolidation and exceptional items; this represents a 23% increase over the prior year. On a statutory basis profit before taxation was £213.8m for the year ended 31 March 2007 (2006 - £193.0m). We continue to believe that profit before taxation, amortisation and impairment of intangibles arising on consolidation and exceptional items better reflects the Group's underlying year-on-year performance. This measure is reconciled to profit before taxation on the face of the consolidated income statement.

The majority of ICAP's revenue is US dollar denominated and therefore the weakening of the dollar against sterling had a significant impact on ICAP's reported results. Year-on-year profit before tax would have been approximately £9m higher without the dollar depreciation. In addition, the EBS contribution to profit before taxation would have been approximately £2m higher if prior year average exchange rates had prevailed.

Strategy

We have made significant progress towards our vision: to create the global exchange for OTC financial products and to build a global brand in wholesale financial services. We believe that we can provide the service our customers need by combining the strengths of our people together with technology - and that by doing so we aim to continue setting the standard for our industry.

Our strategic goals are clear and consistent; to be the leading global intermediary in the wholesale OTC markets by a clear margin. Our aim is to have at least a 35% share of overall market revenue and generate 50% of our profit from electronic broking. This year we have made good progress towards these goals with the acquisition of EBS in June 2006. We have increased our share of global interdealer market revenues to an estimated 30% - 31%.

We have grown rapidly and also acquired some great companies to create a stronger business that sets the standard for both voice and electronic broking. As we have grown we have evolved and now have a very significant technology-based business, an extensive global network as well as the leading voice broking business. We believe that this combination is very valuable. There is no other business that shares our combination of voice and electronic market leadership in OTC products coupled with such a wide geographic reach.

The combination of EBS's strengths in electronic spot foreign exchange and ICAP's fixed income electronic broking businesses has created a global multi-product platform that we believe has further, major growth potential. The integration of the ICAP and EBS businesses is making very good progress and we are on track to deliver total technology and other related savings of at least $58m per annum by the financial year ending in March 2009. This is now the largest electronic broking business in our industry with an estimated 44% market share and has significant economies of scale through combining and leveraging technology networks and platforms. The combined global network covers more than 1,600 customer installations in 45 countries plus a further 550 users that have secure internet access.

As the more liquid, standardised products continue to migrate to our electronic platforms, our voice broking franchise in structured and complex products, energy, credit, equity derivatives and less liquid markets continues to enjoy high growth. We believe that our voice broking activities also have material room for expansion due to product innovation. This year's results amply demonstrate the success of our strategy of retaining market leadership in both voice and electronic broking.

Regional Summary

Europe

	£m	Headline Growth	Unde
Revenue	502.4	27%	
Operating profit*	124.4	46%	

Europe was the most profitable division with the highest profit margin. The region delivered a very good performance during the year with both voice and electronic revenue growing rapidly. The fastest growth was in foreign exchange, as a result of the EBS acquisition. Demand for corporate bonds in the first half remained subdued but activity returned in 2007 and credit derivatives continued to grow with a significant portion traded electronically. The energy businesses produced another very strong performance with our freight derivatives joint venture developing rapidly. The emerging markets' businesses had a successful year and we have expanded our operations into Russia and Turkey together with several East European centres. Structured equities and equity derivatives also performed particularly well. Our interest rate derivative business faced tougher conditions with spreads remaining tight for much of the year. The "flight to quality" in late February/early March 2007 benefited some businesses including euro interest rate swaps and spot foreign exchange volumes.

The Americas

	£m	Headline Growth	Unde
Revenue	458.3	7%	
Operating profit*	104.2	0%	

While revenue increased on a headline basis in the Americas, growth in underlying revenue was more subdued and there was a small reduction in the overall profit margin of the region. Emerging markets, mainly driven by our expansion in Latin American products, our structured credit and equity products have performed very well. Growth in activity in the repo market slowed and brokerage commission came under pressure in the electronic US treasuries market. During the second half of the year the rate of commission compression in US treasuries, as a result of competitor activity, slowed. In part this was due to the renegotiation of pricing arrangements with our customers. The acquisition of EBS substantially boosted foreign exchange revenue and profit.

Asia Pacific

	£m	Headline Growth	Unde
Revenue	145.6	52%	
Operating profit*	19.1	169%	

Both revenue and profit margin increased significantly in Asia Pacific as a result of EBS in the foreign exchange market and Reset in the interest rate market with their attractive margins. Following last year's staff upheavals, this year the voice broking business has seen a rebuilding phase. The market has become highly competitive and while staff turnover has slowed, it has not

stopped completely. Our competitors are still seeking to build their presence. There has been strong revenue growth in Korean products, Japanese equity derivatives, interest rates swaps and energy. ICAP acquired the remaining 45% of our Korean subsidiary in November 2006. We received approval from the Chinese authorities for the China Foreign Exchange Trade System and ICAP to prepare to form a joint venture in Shanghai and expect to begin operations in mid 2007.

Business Performance

To give our investors a greater understanding of the growth drivers to the Group's business, ICAP has revised the segmentation of its business. The different voice broking segments have been combined into a single voice broking division. The electronic and information divisions remain unchanged.

Voice division

	£m	Headline Growth	Unde
Revenue	867.4	9%	
Operating profit*	169.9	11%	

Essentially the voice division has two groups of markets, the faster growing group where innovation in the financial markets is creating new products and the more mature, slower growing group where volumes are much higher and products are moving towards more commoditisation, tighter bid-offer spreads and there is more commission compression. These higher flow businesses are the ones that we expect to move to electronic broking in the future.

Many of the newer businesses in the voice division have had a very good year with significant overall revenue growth and increased profit margin. We have continued to see the trend of robust growth in the more structured and complex products as our clients leverage both their financial and intellectual capital to enhance yield. Emerging market products have grown in all centres as these markets develop and derivatives in both interest rates and currency evolve. For much of the year the energy markets have been very active, with volatility in the oil markets continuing. In addition, other products such as freight derivatives have been an important contributor to growth. However, growth in activity levels in interest rate products such as government and corporate bonds was not as strong. There was a significant slowdown in voice broked volumes in the US$ repo market, which is primarily the longer-dated trades, due to historically low levels of volatility.

Electronic division

	£m	Headline Growth	Unde
Revenue	199.1	103%	
Operating profit*	55.4	87%	

The most important event in the electronic division was the acquisition in June 2006 of EBS for $534m in cash and 36.1m shares. This significantly increased our foreign exchange revenues. The integration is going well having delivered its pre-acquisition targets. Now that we have had the opportunity to examine more deeply the potential technology savings we have identified further synergies and the anticipated annual cost savings by 2008/09 are now expected to be $58m. The total exceptional costs of achieving these synergies are anticipated to be $48m.

Our electronic broking margins will continue to improve as we complete the integration of EBS and ICAP's electronic broking business. The electronic broking margin in the second half of the year increased from 26% in the first

half to 29%. The temporary effect of the double running costs associated with the upgrading of our fixed income platform is reflected in these margins. These costs are expected to end in 2009. The percentage of ICAP's total profit arising from electronic broking was 23%, a rise from 15% in the previous year. ICAP has a long-term target to increase the share of profit coming from electronic broking to 50%.

In late February 2007, ICAP's daily electronic broking volumes exceeded $1 trillion ($1,000 billion) for the first time on two successive days. The very active conditions in global financial markets, including the foreign exchange and fixed income markets, led to a significant increase in volumes on ICAP's electronic broking platforms (EBS and BrokerTec). This $1 trillion of trading activity comprised more than 175,000 transactions on each day by various counterparties in more than 40 countries. Average daily volumes on our expanded electronic platform exceeded $670 billion during the second half of the year

The EBS business has continued to perform well. Revenue and profit margin growth has continued in electronic broking in several of the interest rate markets including European repo, credit derivative products, forward foreign exchange, US agencies, mortgage-backed securities and interest rate products in Asia. We have maintained our markets share in US treasury products, and although there has been significant brokerage compression, the rate of brokerage compression since November has levelled off. Algorithmic trading in both the fixed income and foreign exchange markets has continued to grow quickly and now makes a significant contribution to liquidity on the two trading platforms.

Information division

	£m	Headline Growth	Unde
Revenue	39.8	54%	
Operating profit*	22.4	58%	

ICAP is also the source of global market information and commentary for professionals in the international financial markets. Our market data offers real-time, end-of-day and historical market data sourced from our global interdealer trading platforms, providing authoritative and comprehensive information on global markets across a broad range of asset classes. A significant part of the revenue of ICAP's information division is drawn from the electronic broking businesses and grew strongly this year on the back of the acquisition of EBS.

Markets

To give our investors a greater understanding of the growth drivers to the Group's business ICAP is providing an additional analysis of its business. In future ICAP will disclose revenue by product group. These are interest rates, credit, energy, foreign exchange, equities, emerging markets and information. These groups are aligned with the way our customers manage their businesses and as a result ICAP is able to explain the drivers of performance more clearly. The revenue and proportion of ICAP's revenue for these product groups are set out below:

	Revenue £m	Proportion of ICAP revenues
Interest Rates	468.4	42%
Credit	124.9	11%
Energy	101.1	9%
Foreign Exchange	159.2	15%
Equities	98.3	9%
Emerging Markets	114.6	10%

Information	39.8	4%
	1,106.3	100%

Interest rates

For much of the year yield curves in the major markets have been flat or inverted and volatility has been low. Notional amounts of interest rate derivatives outstanding, which include interest rate swaps and options and cross-currency interest rate swaps, grew almost 14% to $285.7 trillion in the second half of 2006. For the year as a whole, interest rate derivatives' notionals rose 34% over 2005, which is above the annual growth rate of recent years.

Credit

This is a story of contrasting fortunes. Volumes in the credit derivatives markets have continued to grow very rapidly, secondary trading in the corporate bond markets however has been slowing. Credit derivatives are being used much more for hedging purposes. ISDA's survey indicates that the notional principal outstanding volume of credit default swaps (CDS) grew 33 percent in the second half of 2006, rising from $26.0 trillion at 30 June 2006 to $34.5 trillion at 31 December 2006. This compares with a 52% growth during the first half of 2006. CDS notional growth for the whole of 2006 was 102%, compared with 103% during 2005. Our electronic broking platform in Europe has been particularly successful combining both the bond and derivatives on a single platform. Over half of the volume traded is completed electronically.

Energy

For much of the year the oil markets were particularly volatile and we benefited from these active markets. Coal, gas and electricity were also busy and we became the largest OTC broker of European emissions credits. Freight derivatives were the latest market to see significant growth and the joint venture we established with Hyde Holdings two years ago has been very successful. ICAP acquired the shipbroking business of J.E.Hyde on 1 May 2007. In addition to our joint venture, J.E.Hyde's activities cover a range of shipbroking and related services to the shipping industry. The acquired business has gross assets of £1m and employs 54 staff. Its core business of dry cargo ship broking and the sale and purchase of ships is complemented by shipping market research, yacht broking and shipping website design. The new company will be known as ICAP Hyde & Company Ltd.

FX

The foreign exchange markets have seen significant volume growth aided by several periods of high volatility during the year. On the EBS platform we have seen increasing business completed through the prime broking arms of our customers, including algorithmic trading. Several new products have been launched during the year on the EBS platform including US dollar/rouble, US dollar/New Zealand dollar and Australian dollar/New Zealand dollar. In forward foreign exchange we are extending our electronic broking platform from a sound European base across our electronic network to cover Asia Pacific and the Americas.

Equities

The vast majority of ICAP's business in the equity markets is in derivatives and

more complex structures in the UK, US and Japan. There has been significant growth helped by equity market volatility. In the second half of 2006, according to ISDA, the notional amounts of equity derivatives outstanding consisting of equity swaps, options, and forwards, grew 12% from $6.4 trillion to $7.2 trillion, and annual growth was 29%, compared with 34% during 2005.

Emerging markets

Given the very broad range of products and markets covered by ICAP's emerging market teams, it is not possible to provide market volumes to illustrate the very significant growth. The range includes foreign exchange, interest rate products, government and corporate bonds. We have a very strong position in Latin America where the markets have been very active. We have found and expect to find many more opportunities in the eastern European markets, Russia, Turkey and into Africa. In Asia Pacific we have a well developed network of 12 offices with more than 650 staff covering the markets.

Balance sheet and cash flow

The Group again demonstrated its strong cash generative characteristics. ICAP's free cash flow grew to £190.1m (2005/06 -£74.2m). Before tax and interest payments, cash from operations benefited from a year on year impact of £88.6m from initially unsettled trades and exceptional items. Excluding these impacts, cash from operations increased to £260.9m an increase of £64.6m. Offsetting this, cash tax and interest payments increased by £28.9m and capital expenditure by rose by £11.5m to £31.1m.

The very strong cash flow has meant that despite investing £290.2m on acquisitions in 2006/07, ICAP ended the year with a net cash position of £19.5m (2005/06 - £211.1m).

Regulatory capital changes

In January 2007 the Group became subject to the new Capital Requirements Directive (CRD). Under the CRD the circumstances in which a group may avoid deducting goodwill from regulatory capital are more restrictively defined. However, those businesses which do not take on principal risk are entitled to apply for a waiver from the consolidated capital adequacy tests and in so doing significantly reduce their regulatory capital requirement. To enable ICAP to qualify for this waiver, the Group was required to reduce its investment in a number of its smaller businesses, such as Exotix, which had position taking activities. These disposals were completed during March 2007 following which the waiver was granted. Currently the Group has regulatory capital that exceeds the requirement by approximately £300m.

Going forward the most important impact of this waiver is that ICAP is able to make acquisitions using debt without upsetting this headroom.

Dividend

Subject to shareholder approval, a final dividend of 9.3p is proposed. This compares with 7.5p in the prior year and would result in a full-year dividend of 12.3p, which represents a 23% increase over the prior year, in line with the growth in profit before tax*. This is the seventh consecutive year that we have been able to increase the dividend. The dividend is exactly twice covered by adjusted EPS. This cover is slightly lower than the prior year and we consider this appropriate given the very strong cash flow performance.

ICAP is keeping its dividend payout policy under review. Interim dividends are calculated as 30% of the previous year's full-year dividend. This approach will continue in the 2007/08 financial year.

Outlook

Looking ahead we are taking steps to complete the integration of EBS, to extend our electronic broking business into an increasing number of markets with highly liquid, commoditised products and to continue the expansion of our voice broking business into more structured products.

Activity in our markets is driven by the volatility generated from a broad range of influences, over which we have no control. We aim to achieve secular growth from increasing market share and expanding product coverage.

Our strategy is to grow in our industry, both organically and by selective acquisition. There are an increasing number of expansion opportunities for the Group, both large and small, as the world's financial markets grow and the current levels of financial innovation continue. ICAP is well placed to make further acquisitions and fund the development of the Group using its existing financial resources and if necessary by raising additional debt financing.

ICAP enjoyed an active end to the financial year benefiting from the significant rise in market volatility and volumes. These volatile conditions were especially prevalent in emerging markets, mortgage backed securities, corporate bonds, credit and equity derivatives. The flight to quality away from many of these asset classes also boosted volumes and benefited our business in government bonds, repo and interest rate swaps.

Our markets continue to display strong, long-term structural growth. We currently estimate that the underlying rate of growth of industry revenues, in the medium term, will be between 7% and 9%, though there are periods when volatility and volumes in our markets can be very high. While we have not experienced high levels of volatility at the beginning of this year, underlying revenues are ahead of last year.

We have built this business to a very strong competitive position in our markets with a strong balance sheet and a very capable management team. We have the resources and flexibility to create new business initiatives and drive the growth of our business.

*Operating profit excludes amortisation and impairment of intangibles arising on consolidation and exceptional items. Underlying additionally excludes the impact of foreign exchange and acquisitions.

About ICAP

ICAP is the world's premier voice and electronic interdealer broker and the source of global market information and commentary for professionals in the international financial markets. The Group is active in the wholesale markets in interest rates, credit, energy, foreign exchange and equity derivatives. ICAP has an average daily transaction volume in excess of $1.5 trillion, more than 50% of which is electronic. ICAP plc was added to the FTSE 100 Index on 30 June 2006. For more information go to www.icap.com

Audited Consolidated Income Statement

	Note	Year ended 31 March 2007 Before amortisation & impairment of intangibles arising on consolidation & exceptional items	Amortisation & impairment of intangibles arising on consolidation	Exceptional items (note 3)	Total	Befo amortisati & impairme intangibl arising consolidati & exception ite:
		£m	£m	£m	£m	
Revenue	2	1,106.3	-	-	1,106.3	919
Operating expenses		(874.5)	(40.9)	4.8	(910.6)	(736.
Other income		15.9	-	-	15.9	13
Operating profit	2	247.7	(40.9)	4.8	211.6	196
Finance income		23.0	-	-	23.0	14
Finance costs		(25.1)	-	-	(25.1)	(9.
Share of profit/ (loss) of associates after tax	2	6.0	(1.7)	-	4.3	3
Profit before taxation	2	251.6	(42.6)	4.8	213.8	204
Taxation	4	(92.1)	3.3	0.7	(88.1)	(72.
Profit for the year		159.5	(39.3)	5.5	125.7	132
Attributable to:						
Equity holders of the parent		155.1	(39.3)	5.5	121.3	128
Minority interests		4.4	-	-	4.4	3
		159.5	(39.3)	5.5	125.7	132
Earnings per ordinary share						
- basic	6				19.3 p	
- diluted	6				18.8 p	
Dividends per ordinary share (including proposed final dividend)	5				12.3 p	

Audited Consolidated Statement of Recognised Income and Expense

	Year ended 31 March 2007
	£m

Revaluation of available for sale investments	3.5
Net movement on cash flow hedges	1.8
Actuarial (losses)/gains on retirement benefit obligations	(0.2
Exchange adjustments on net investments in overseas subsidiaries	(52.7
Revaluation gains recognised in the year	(5.9
Net current tax on items recognised in equity	(0.1
Net deferred tax on items recognised in equity	4.3
Income and expense recognised directly in equity	(49.3
Profit for the year	125.7
Total recognised income and expense for the year	76.4
Total recognised income and expense for the year attributable to:	
Equity holders of the parent	72.0
Minority interests	4.4
	76.4

Audited Consolidated Balance Sheet

Assets
Non-current assets
Intangible assets arising on consolidation
Intangible assets arising from development expenditure
Property, plant and equipment
Investment in associates
Deferred tax assets
Trade and other receivables
Available-for-sale investments

Current assets
Trade and other receivables
Available-for-sale investments
Cash and cash equivalents

Total assets
Liabilities
Current liabilities
Trade and other payables
Short-term borrowings and overdrafts
Tax payable
Short-term provisions
Obligations under finance leases

Non-current liabilities
Trade and other payables
Long-term borrowings
Retirement benefit obligations
Deferred tax liabilities
Long-term provisions
Obligations under finance leases

Total liabilities
Net assets
Equity
Capital and reserves
Called up share capital
Share premium account
Other reserves
Retained earnings
Equity attributable to equity holders of the parent
Minority interests
Total equity

* The comparatives for 2006 are restated for changes to the presentation of m (b)).

Audited Consolidated Cash Flow Statement

	Note	Yea 3
Cash flows from operating activities	11	
Cash flows from investing activities		
Dividends received from associates		
Other equity dividends received		
Payments to acquire property, plant, and equipment		
Intangible development expenditure		
Receipts from sale of property, plant, and equipment		
Net payments to acquire available-for-sale investments		
Acquisition of interests in businesses net of cash acquired		
Acquisition of associates		
Net cash flows from investing activities		
Cash flows from financing activities		
Dividends paid to minority interests		
Equity dividend paid		
Payments to acquire treasury shares		
Payments to acquire own shares		
Proceeds from issue of ordinary shares		
Capital element of finance lease payments		
Funds received from borrowing, net of fees		
Net cash flows from financing activities		
Exchange adjustments		
Net (decrease)/increase in cash and cash equivalents		
Net cash and cash equivalents at beginning of year		
Net cash and cash equivalents at end of year		

Notes to the Financial Statements

1 Basis of preparation

(a) Basis of preparation

The Financial Statements have been prepared in accordance with the accounting policies published in the Annual Report for the year ended 31 March 2006 except for the prior year adjustment and the change to the segmental analysis decribed below. The Financial Statements have also been prepared under the historical cost convention, as modified to include the fair value of certain financial instruments in accordance with IFRS. The Financial Statements are prepared in sterling, which is the functional currency of the parent company, ICAP plc.

The Group maintains a columnar format for the presentation of its consolidated income statement. This enables the Group to continue its practice of improving the understanding of its results by presenting profit for the year before amortisation and impairment of intangibles arising on consolidation and exceptional items. This is the profit measure used to calculate adjusted EPS and is considered to be the most appropriate as it better reflects the Group's underlying cash earnings. Profit before amortisation and impairment of intangibles arising on consolidation and exceptional items is reconciled to profit before taxation on the face of the income statement.

Items which are of a non-recurring nature and material when considering both size and nature, have been disclosed separately to give a clearer presentation of the Group's results. These items are shown as 'exceptional items' on the face

of the income statement.

Intangible assets arising on consolidation represent goodwill and other separately identifiable intangible assets on business combinations since 1 April 2004. The amortisation of separately identifiable intangible assets and any impairment of goodwill is included in the income statement within the column 'amortisation and impairment of intangibles arising on consolidation'.

(b) Prior year adjustment

As a consequence of a review of its clearing and settlement arrangements, the Group has determined that certain balances resulting from transactions settled through clearing corporations in the US should not be recognised on the balance sheet. Comparative amounts in the prior year have been restated. The impact on the consolidated Financial Statements to 31 March 2006 is a reduction in matched principal trade debtors and matched principal trade creditors of £100,297.0m. The change has no impact on the income statement, net assets or the cash flow statement of the Group.

(c) Segmental analysis

Primary segment - geographic

The Group regards its primary reporting segment as geographic as this is substantially the basis on which it manages its operations. The three geographic business segments are Americas, Europe and Asia Pacific. For reporting purposes, Europe includes South Africa and Bahrain.

Secondary segment - business

Following the acquisition of EBS, the Group's secondary segmentation has been redefined to show voice, electronic and information divisions. The voice division consists of the previous segments of derivatives and money broking and securities broking and energy broking. The comparatives for the year ended 31 March 2006 have been restated in accordance with the new segmentation. The new segments have been adopted as management believe they better reflect the differing margins and risk profiles of the Group's businesses.

The voice division represents trades concluded directly by the Group's staff for interest rates, credit, FX, energy, equities and emerging market products. The electronic division represents trades concluded via electronic trading platforms and post-trade services. The information division represents the sale of market data and research services.

2 Segmental information

(a) Analysis by geographic segment

		Year ended
	Americas	Europe
	£m	£m
Revenue	458.3	502.4
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	104.2	124.4
Amortisation and impairment of intangibles arising on consolidation	(14.9)	(12.8
Exceptional items	9.4	(4.4)
Operating profit	98.7	107.2
Net finance expense	(5.5)	2.7
Share of post-tax profit of associates	-	2.7
Profit before taxation	93.2	112.6

Included in revenue is £24.2m in respect of joint ventures (Americas £9.2m, Europe £11.4m, Asia Pacific £3.6m). Included in operating profit is £6.7m in respect of joint ventures (Americas £2.7m, Europe £3.3m, Asia Pacific £0.7m).

		Year en
	Americas	Europ
	£m	£
Revenue	428.2	394.
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	103.9	85.
Amortisation and impairment of intangibles arising on consolidation	(3.0)	(6.
Operating profit	100.9	78
Net finance income	3.8	0
Share of post-tax profit of associates	-	1
Profit before taxation	104.7	80

Included in revenue is £24.7m in respect of joint ventures (Americas £11.0m, Europe £7.8m, Asia Pacific £5.9m). Included in operating profit is £6.3m in respect of joint ventures (Americas £3.2m, Europe £1.8m, Asia Pacific £1.3m).

(b) Analysis by business segment

As explained in note 1 (c) the Group's secondary segmentation has been redefined to show voice, electronic and information divisions. The comparatives for the year ended 31 March 2006 have been restated in accordance with the new segmentation.

		Year e
	Voice division	Electro divis
	£m	
Revenue	867.4	19
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	169.9	5
Amortisation and impairment of intangibles arising on consolidation	(15.1)	(2
Exceptional items	16.1	(11
Operating profit	170.9	1

Included in revenue is £24.2m in respect of joint ventures (voice division). Included in operating profit is £6.7m in respect of joint ventures (voice division).

	Year ended 31 Mar	
	Voice division	Electr divi
	£m	
Revenue	795.0	
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	152.5	

Amortisation and impairment of intangibles arising on consolidation	(3.5)
Operating profit	149.0

Included in revenue is £24.7m in respect of joint ventures (voice division).Included in operating profit is £6.3m in respect of joint ventures (voice division).

3 Exceptional items

	Year ended 31 March 2007 £m
EBS related exceptional costs	(11.3)
Disposal and closure of operations	16.1
Net exceptional items before taxation	4.8
Taxation	0.7
	5.5

The EBS related exceptional item relates to reorganisation and rationalisation costs following the acquisition of EBS in June 2006 (note 7).

During the year the Group disposed of its controlling interest in Exotix Limited, Exotix Investments Limited and Guy Butler Limited and closed a number of it's futures operations. The gain from the disposal and closure of operations includes a gain of £12.5m arising from the disposal of shares, seats and memberships included within available-for-sale investments that were previously required to support part of the futures operations, a gain of £6.5m on the sale of the Exotix businesses, offset by reorganisation and rationalisation costs of £2.9m.

The businesses that were disposed of or closed in the year ended 31 March 2007 contributed revenue of £12.5m and a loss before taxation of £0.6m for the year. As the results are not significant in the context of the Group's total results, they have not been treated as discontinued operations.

4 Taxation

Tax charged to the income statement in the year

	Year ended 31 March 2007 £m
Current taxation	
UK Corporation Tax at 30.0% (2006 - 30.0%)	
-Current year	36.3
-Double tax relief	(0.4)
-Adjustment to prior years	(5.1)
Overseas taxation	
-Current year	55.1
-Adjustment to prior years	0.5
	86.4
Deferred taxation	1.7
	88.1

The Group's share of profit of associates in the income statement is shown net of tax of £3.8m (2006 - £2.3m).The Group's tax charge is stated after taking into account the tax effect of exceptional items which reduced the Group's tax charge by £0.7m (2006 - £nil).

5 Dividends

	Year ended 31 March 2007
Amounts recognised as distributions to equity holders in the year:	£m
Final dividend for the year ended 31 March 2006 of 7.5p per ordinary share (2005 - 6.4p)	47.6
Interim dividend for the year ended 31 March 2007 of 3.0p per ordinary share (2006 - 2.5p)	19.1
	66.7

On 23 May 2007 the board proposed a final dividend of 9.3p per share for the year ended 31 March 2007. This has not been recognised as a liability of the Group at the year end as it has not yet been approved by shareholders. Based on the number of shares in issue at the year end, the total amount payable would be £59.2m.

6 Earnings per ordinary share

The Group is required to disclose only basic and diluted EPS on the face of the income statement. The Group continues to calculate an adjusted EPS measurement ratio, disclosed below, as it believes that it is the most appropriate measurement since it better reflects the business's underlying cash earnings.

Basic earnings per share is calculated by dividing the profit for the year attributable to the equity holders of the parent of £121.3m (2006 - £117.2m) by the weighted average number of ordinary shares in issue during the year of 629.9m shares (2006 - 597.5m).

The weighted average number of ordinary shares in issue excludes the weighted average number of shares held by trusts relating to employee share schemes to which the participating employees are not unconditionally entitled, being 9.9m shares (2006 - 9.2m).

Diluted earnings per share takes into account the dilutive effect of share options outstanding under the Company's employee share schemes and the dilutive effect of contingent share capital.

	Year ended 31 March 2007		
	Earnings £m	Shares millions	Earnings per share pence
Basic	121.3	629.9	19.3
Dilutive effect of share options	-	16.4	(0.5)
Dilutive effect of contingent share capital	-	0.3	-
Diluted	121.3	646.6	18.8

Adjusted earnings per share is based on earnings before amortisation and impairment of intangibles arising on consolidation and exceptional items (and their tax effects). Since post-acquisition profits are included in earnings, the adjusted weighted average number of shares takes into account the effect of contingent share capital.

	Year ended 31 March 2007		
	Earnings £m	Shares millions	Earnings per share pence
Basic	121.3	629.9	19.3
Amortisation and impairment of			

intangibles arising on consolidation	42.6	-	6.8
Exceptional items (note 3)	(4.8)	-	(0.8)
Taxation on exceptional items and intangibles arising on consolidation	(4.0)	-	(0.7)
Dilutive effect of contingent share capital	-	0.3	-
Adjusted	155.1	630.2	24.6

7 Acquisitions

(a) Subsidiaries

EBS Group Limited and subsidiary companies (EBS)

On 5 June 2006 the Group completed the acquisition of EBS, a provider of foreign exchange trading and market data solutions to the professional spot foreign exchange community. The total consideration of £458.9m ($856.6m), including costs, was financed by the issue of 36,100,234 ICAP plc ordinary shares of 10p each with a total market value of £172.3m ($322.2m) on the date of acquisition and cash consideration of £286.6m ($534.4m).

The fair value adjustments include the recognition of an intangible asset arising on consolidation of £224.0m ($419.0m) in respect of customer relationships. The fair value has been independently valued by a qualified valuation firm using the discounted cash flow method and is being amortised over ten years. The goodwill of £207.2m ($386.3m) arising on consolidation represents the future synergies and growth potential of EBS and the Group considers this to be a fair value.

In the period from acquisition to 31 March 2007, EBS contributed £99.8m to revenue and £30.8m to pre-tax profit (before amortisation of intangibles arising on consolidation and exceptional items). If the acquisition had been completed on the first day of the financial year, the estimated revenue would have been £121.3m with profit of £35.8m.

Other acquisitions

On 5 April 2006, the Group acquired Electronic Traveller Limited (ETL), a company incorporated in the British Virgin Islands, together with control of Reset Pte Limited (Reset), a company incorporated in Singapore, for cash consideration of £8.1m. Additional deferred contingent consideration is due in January 2008 and 2009 and is estimated to have a net present value of £36.5m ($73.8m) as at 31 March 2007, of which £13.5m ($26.4m) is included as a non-current liability within non-current trade and other payables. The provisional fair value adjustment of £19.6m principally relates to customer relationships and is being amortised over five years. Goodwill of £24.3m ($43.1m) arose on this transaction and this represents the future growth potential of this business area. ETL and Reset are involved in the electronic matching of interest rate swaps.

In the period from acquisition to 31 March 2007, ETL and Reset contributed £12.5m to revenue and £8.5m to pre-tax profit (before amortisation of intangibles arising on consolidation and exceptional items). There would be no material difference had the businesses been acquired on 1 April 2006.

On 5 April 2006 the Group invested £1.1m for a 50.1% stake in Altex-ATS Limited (Altex-ATS), a UK company involved in the development and operation of an electronic system for financial order matching. Further amounts of £1.6m have been invested in Altex-ATS Limited throughout the year. The goodwill arising of £1.5m represents the future potential of this company. The Group also acquired 88.94% of SIF Garban Colombia, SA and 100% of Gesmosa GBI Colombia, SA for £1.2m. Both companies operate as voice broking companies in Colombia. Goodwill of £1.1m representing the future potential of this company arose on this

acquisition.

In November 2006, the Group acquired the remaining 45% of ICAP Foreign Exchange Brokerage Limited, previously known as KIDB-ICAP Co., Ltd. which it did not previously own for £4.6m. The goodwill of £3.1m arising on this transaction represents the future growth potential of this business. Additional payments of net £0.9m were made for other intangible assets during the year.

	EBS		Other	
		Provisional		Pro
	Book value £m	fair value £m	Book value £m	
Net assets acquired				
Intangible assets arising on consolidation	-	224.0	0.9	
Intangible assets arising from development expenditure	3.9	3.9	-	
Property, plant and equipment	15.1	15.1	0.2	
Cash and cash equivalents	30.1	30.1	2.7	
Trade and other receivables	31.6	31.6	1.3	
Trade and other payables	(33.3)	(33.3)	(0.7)	
Tax payable	(19.7)	(19.7)	-	
	27.7	251.7	4.4	
Goodwill		207.2		
Consideration		458.9		
Satisfied by:				
Cash		286.6		
Shares		172.3		
Deferred consideration		-		
		458.9		

(b) Associates and joint ventures

During the year the Group increased its stake in its associate, TriOptima AB, from 28.8% to 39.99% for consideration of £3.5m. The Group also invested £1.3m in Shanghai CFETS-ICAP International Money Broking Co. Ltd., a new joint venture based in Shanghai.

8 Capital and reserves

Statement of changes in shareholders' equity - Group

	Year ended 31 March 2007 £m
As at beginning of year	603.8
Total recognised income and expenses for the year	72.0
Ordinary shares issued	181.0
Increase in investment in own shares	(5.1)
Dividends paid in the year	(66.7)
Share-based payments in the year	4.9
Options exercised in the year	(1.2)
Treasury Shares acquired in the year	(9.0)
Shares issued from Treasury in the year	0.3
Shares issued by trust in the year	1.2
As at end of year	781.2
Minority interests - equity	12.5
Total equity	793.7

9 Contingent liabilities

Group

(a) In July 2003, it was announced that two of the Group's subsidiaries and the Company were among those being sued in connection with an alleged infringement of patent number 6,560,580 (580 Patent) in the US. The Group rejected the claim.

The jury trial commenced on 7 February 2005. Prior to the commencement of the trial, the claimants stated their damage claims against the defendants, including the Group, to be an amount of up to $104m as at 30 September 2004. On the first day of trial, the Court dismissed all of the monetary claims against the Group. The Court also dismissed all of the claims challenging use of the OM Click Exchange System for ICAP Electronic Broking LLC (IEB).

The case then proceeded to trial on the limited issue of the claimants' request for injunctive relief as to the use of a second computer system, the ICAP Securities USA LLC (ICAP Securities) GTN and on the Group's counterclaim for judgement declaring that the ICAP Securities GTN did not infringe the 580 Patent. On 22 February 2005, the jury found that the application for the 580 Patent failed to provide an adequate written description in certain of the 580 Patent claims. In addition, the jury found that the ICAP Securities GTN infringed certain claims of the 580 Patent, but that the claimed infringement had not been wilful.

On 4 April 2005, the claimants and the Group filed post-trial applications. On 12 December 2005, the Court ruled on the claimants' and the Group's applications pertaining to the jury's verdict and denied all applications, thus leaving the jury's verdict undisturbed.

On 22 February 2006, the Court ruled on the Group's application pertaining to claimants' asserted inequitable conduct in the prosecution of the 580 Patent. The Court ruled in favour of the Group and declared that the 580 Patent was procured by inequitable conduct and as a result was unenforceable.

A final order as to all matters decided by the jury and the Court was entered on 3 April 2006. On 27 April 2006 a claimant filed a Notice of Appeal seeking to appeal the jury's decision and the Court's ruling.

On 20 March 2007 the US Court of Appeals for the Federal Circuit denied the claimant's appeal. The claimants have filed an application asking that the US Court of Appeals reconsider its decision. The application is pending.

At this stage it is not possible to predict the outcome with certainty or to determine the extent of liability, if any, of the Group following any appeal but, based on current available information and after consultation with the Group's lawyers, the directors continue to expect a successful outcome for the Group. No provision has been made in the Financial Statements for the year ended 31 March 2007.

(b) ICAP plc has received correspondence from National Australia Bank (NAB) alleging that revaluation data, supplied by an individual within ICAP Currency Options Pte Limited (formerly ICAP-Nittan Pte Limited), one of ICAP's Singapore subsidiaries and a member of the TFS-ICAP joint venture, helped mask trading losses in NAB's FX options business.

On 27 January 2004 NAB announced that it incurred FX option trading losses of A$360 million (£158 million). Detailed reports following full investigations into these losses were published by PricewaterhouseCoopers (PwC) and the Australian Prudential Regulation Authority in March 2004 and indicated that NAB incurred these FX trading losses between April 2003 and January 2004.

The PwC report includes descriptions of how certain NAB dealers concealed losses by processing false spot FX and false FX option transactions, booking one-sided internal FX option transactions and using incorrect dealing rates for genuine transactions. The reports analyse the cause of these trading losses, including the methods of concealment allegedly employed by the NAB dealers, repeated failures of NAB risk management, absence of NAB financial controls, gaps in NAB back office procedures, inadequate NAB corporate governance and NAB corporate cultural weaknesses. NAB accepted the findings of the PwC report on 28 April 2004.

Neither ICAP Currency Options Pte Limited nor any other member of the ICAP Group or TFS-ICAP accept any responsibility for these NAB FX trading losses and intend to vigorously contest any claim which may be made against them in this matter.

ICAP Currency Options Pte Limited has been informed that a similar allegation has been asserted by NAB against another interdealer broker, which is not a party to the TFS-ICAP joint venture, in respect of these FX options trading losses.

It is not possible at this stage to predict the outcome with certainty nor to determine the extent of liability, if any, of ICAP plc or ICAP Currency Options Pte Limited. No provision has been made in the Financial Statements for the year ended 31 March 2007.

(c) From time to time the Group is engaged in litigation on employee related and other matters. The highly regulated nature of the Group's activities means that the group is occasionally subject to regulatory enquiries and investigations. There are currently no issues that are expected to have a material, adverse effect on the Group's results or net assets.

(d) In the normal course of business, certain Group companies enter into guarantees to cover trading arrangements.

10 Exchange rates

The principal exchange rates which affect the Group, expressed in currency per £1, are shown below:

	Closing rate as at 31 March 2007	Closing rate as at 31 March 2006	Average rate year ended 31 March 2007	Average rate year ended 31 March 2006
US dollar	1.96	1.73	1.89	1.79
Euro	1.47	1.43	1.47	1.46
Yen	231.59	204.66	221.19	202.05

The Group is exposed to foreign exchange translational risk on consolidation of its overseas operations not denominated in sterling. During the year ended 31 March 2007, the US dollar depreciated by 13% with respect to sterling and the euro depreciated by 3%. In accordance with IAS21 "The Effects of Changes in Foreign Exchange Rates", the resulting translational exchange difference is included within the exchange adjustment taken directly to reserves, as disclosed in the consolidated statement of recognised income and expense.

11 Cash flow

Reconciliation of profit before taxation to net cash flow from operating activities

	Year ended 31 March 2007 £m
Profit before taxation	213.8
Operating exceptional items	(4.8)
Share of operating profits of associates after tax	(6.0)
Amortisation and impairment of intangible assets arising on consolidation	42.6
Amortisation of intangible assets arising from development expenditure	10.2
Depreciation of property, plant and equipment	21.5
Other amortisation and impairments	0.3
Share-based payments	4.9
Loss on sale of property, plant and equipment	2.6
Profit on disposal of available-for-sale investments	(1.9)
Net finance expense/(income)	2.1
Operating cash flows before movements in working capital	285.3
Increase in trade and other receivables	(25.9)
Increase in trade and other payables	14.2
Net receipts/(payments) in respect of financial assets held at fair value	7.9
Cash generated by operations before exceptional items	281.5
Operating exceptional items received/(paid)	22.0
Cash generated by operations	303.5
Interest received	14.7
Interest paid	(20.9)
Taxation	(80.0)
Net cash flow from operating activities	217.3

The movement in trade and other receivables and trade and other payables excludes the impact of the gross up of matched principal trades as permitted by IAS7 "Cash Flow Statements". Excluding the impact of the gross up, the net debtor for matched principal transactions and deposits for securities borrowed/ loaned was £30.0m (March 2006 - £50.6m).

12 Post balance sheet events

In May 2007, the Group announced that it had acquired all of the share capital of Hyde Holdings Limited, a company which provides shipbroking and related services to the shipping industry. The assets acquired include the remaining 50% of the existing joint venture between the Group and Hyde Holdings Limited. The total consideration payable is capped at £17.7m

Included within matched principal debtors is an amount of £9.5m relating to a disputed post settlement clearing adjustment made by a sub custodian. An additional £13.1m of disputed post settlement clearing adjustments were made in respect of trades which arose after 31 march 2007. The Group believes that these adjustments are erroneous and, after consultation with the Group's lawyers, is confident in its case and therefore the amounts owing will be recovered in full.

END

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Holding(s) in Company
Released	09:30 18-May-07
Number	8439W

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached**: ICAP PLC

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (....)

3. **Full name of person(s) subject to the notification obligation:**
   NEWTON INVESTMENT MANAGEMENT LIMITED

4. **Full name of shareholder(s)** (if different from 3.) :
   NEWTON INVESTMENT MANAGEMENT LIMITED

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**
   15/05/07

6. **Date on which issuer notified:**
   16/05/07

7. **Threshold(s) that is/are crossed or reached:**
   Increase from 6.97% to 7.05%

8. **Notified details:**
   Purchase 479,248

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**	
	Number of shares	**Number of voting Rights**

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
ORDINARY ISIN GB0033872168	45,111,405	6.97%	45,590,653	N/A	7.05%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
45,590,653	7.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

NEWTON INVESTMENT MANAGEMENT HOLDS THESE SHARES AS A DISCRETIONARY INVESTMENT MANAGERS.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

DEBORAH ABREHART
GROUP COMPANY SECRETARY
ICAP PLC

15. Contact telephone number:

020 7000 5000

END

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Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Treasury Stock
Released	09:31 16-May-07
Number	6825W

ICAP plc ("the Company")

Treasury Shares

The Company announces that on 15 May 2007 it transferred to participants in its 2003 Sharesave Scheme 5,495 ordinary shares at £1.682. These shares were previously held as treasury shares.

Following the above transactions, the Company holds 1,855,992 ordinary shares in Treasury, and has 646,984,673 ordinary shares in issue (excluding Treasury shares).

16 May 2007

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Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Treasury Stock
Released	16:00 10-May-07
Number	3911W

ICAP plc ("the Company")

Treasury Shares

The Company announces that on 9 May 2007 it transferred to participants in its 2006 Sharesave Scheme 3,010 ordinary shares at £3.88. These shares were previously held as treasury shares. Following the above transactions, the Company holds 1,861,487 ordinary shares in Treasury, and has 646,979,178 ordinary shares in issue (excluding Treasury shares).

10 May 2007

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Company	ICAP PLC
TIDM	IAP
Headline	Acquisition
Released	07:00 02-May-07
Number	9119V

Press Release

ICAP acquires J. E. Hyde ship broking business

London, May 2, 2007 - ICAP plc (IAP.L) the world's premier voice and electronic interdealer broker has acquired J.E.Hyde, the shipbroking business.

J.E.Hyde's activities cover a range of shipbroking and related services to the shipping industry. The acquired business has gross assets of £1 million and employs 54 staff. Its core business of dry cargo ship broking and the sale and purchase of ships is complemented by shipping market research, yacht broking and shipping website design. The new company will be known as ICAP HYDE & Company Ltd. Two years ago, ICAP plc and J.E.Hyde created a joint venture to enter the rapidly growing freight derivatives business.

Michael Spencer, Group Chief Executive of ICAP, commented "We are very pleased to have acquired J.E.Hyde, which has a very strong position in the ship broking market. The majority of ICAP customers involved in the commodity derivatives markets have a deepening interest in expanding their portfolio to include a physical shipping market presence as well as freight derivatives. The commodities and freight sectors are major beneficiaries of China's transformation and the shipping market has significant growth potential. This acquisition gives us the basis for further expansion in these markets.

J.E.Hyde has an experienced management team and a well qualified staff and I am delighted to welcome them to ICAP."

Simon Harrison, J.E.Hyde's Managing Director, commented, "I am delighted about reaching terms with ICAP. This move will significantly enhance our position in the market place and we look forward to utilising ICAP's client base and global reach to expand ICAP HYDE's shipbroking services. The shipbroking sector has changed dramatically over the past few years, and this alignment of our companies will present further opportunities to our clients and our business in the coming years."

"We have been very happy with the success of the ICAP HYDE joint venture in freight derivatives - both Wet Tanker and Dry Cargo - and for both sides, it is a natural development now for us to integrate the main body of J.E.Hyde into the ICAP group", said Paul Newman, Managing Director ICAP Energy, who has been appointed non-executive chairman of ICAP HYDE & Company Ltd.

About ICAP plc

ICAP is the world's premier voice and electronic interdealer broker and the source of global market information and commentary for professionals in the international financial markets. The Group is active in the wholesale markets in interest rates, credit, energy, foreign exchange and equity derivatives. ICAP has an average daily transaction volume in excess of $1.5 trillion, more than 50 percent of which is electronic. ICAP plc was added to the FTSE 100 Index on 30 June 2006. For more information go to www.icap.com

About J. E. Hyde

J.E. Hyde is one of London's oldest shipbrokers, with a distinguished history dating back to 1908. Over this time, and particularly in the last decade, the company has positioned itself amongst the top-tier of shipbroking companies. The highly-motivated and successful staff, offer a broad spectrum of shipping services, including dry cargo chartering, sale and purchase, freight derivatives, research, yacht-broking and shipping web design. The company operates out of London, Copenhagen, Shanghai, Gibraltar, Singapore and Athens. Additional information can be found at www.jehyde.com

Contacts:

Mike Sheard Director of Corporate Affairs, ICAP plc +44 207 050 7103

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